UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ **Form C: Offering Statement**
☐ **Form C-U: Progress Update:** ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯
☐ **Form C/A: Amendment to Offering Statement:** ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯
　　　☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
☐ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer: 　　　　　　　　　　　　　Ocean Entertainment, Inc.
Legal status of issuer:
　　　Form: 　　　　　　　　　　　Corporation
　　　Jurisdiction of Incorporation/Organization: 　Nevada
　　　Date of organization): 　　　　January 16, 2014
Physical address of issuer: ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯
Website of issuer 　　　　　　　　　oceanflyt.com/

Name of intermediary through which the offering will be conducted: 　TRUCROWD
CIK number of intermediary: 　　　　0001667145
SEC file number of intermediary: 　　　007-00015
CRD number, if applicable, of intermediary: ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

　　　The company will pay the intermediary 10% from the money raised via 3rd party marketing efforts and 7% for the everything else, we assume an average of 8.5%.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: None

Type of security offered: 　　　　　Common Stock Non-Voting
Target number of securities to be offered: 33,333
Price (or method for determining price): $9 per share (using equidam.com)
Target offering amount: 　　　　　$300,000
Oversubscriptions accepted: ☑ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☑ First -come, first-served basis

☐ Other – provide a description: ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯
Maximum offering amount (if different from target offering amount):
Deadline to reach the target offering amount: 2/28/2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

	Current number of employees:		*2*	
Total Assets:	Most recent fiscal year-end:	$170,000	Prior fiscal year-end:	$0.00
Cash & Cash Equivalents:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Accounts Receivable:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Short-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Long-term Debt:	Most recent fiscal year-end:	$170,000	Prior fiscal year-end:	$0.00
Revenues/Sales	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Cost of Goods Sold:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Taxes Paid:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Net Income:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I.   Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II.   Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III.   Information to be Included in the Form

Item 1.   Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2.   Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3.   Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Ocean Entertainment, Inc.
(Issuer)

By: Richard A. Heaton, P.E., CEO

X
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

X
(Signature)

CEO
(Title)

10/31/2016
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.



OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

THE COMPANY

1.   Name of issuer: Ocean Entertainment, Inc.

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

   ☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   ☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   ☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   ☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   ☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   ☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

   Name: Richard A. Heaton, P.E.   Dates of Board Service: 1/15/2014 to pres.

Principal Occupation: Engineer
Employer: Self   Dates of Service:
Employer's principal business: Various

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

   Position: Chief Executive Officer   Dates of Service:

Nov 11, 2016
FP: truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866



OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	33,333	$300,000	$270,000
Maximum Amount	111,111	$1,000,000	$900,000

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: GMR LLC
Employer's principal business: Real Estate; Construction Management
Title: Senior Project Manager   Dates of Service: 7/1/07-7/1/14
Responsibilities: Construction Project Management

OFFICERS OF THE COMPANY

Name: Richard A. Heaton
Title: Chief Executive Officer   Dates of Service: 1/15/14-
Responsibilities: Overall company direction and technical direction

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Richard A. Heaton	300,000 Class A	**60%**
Thomas A. Laidlaw	200,000 Class A	**40%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.
The Market

In 2015, the international tourism market generated over $1.5 trillion in revenues, making it the second-largest worldwide business enterprise, second only to retail sales. Revenues from tourism in the state of Hawaii alone accounted for $11 billion of which approximately
$1 billion was generated by the sales of optional activities and tours.

Historical Perspective

TV shows and movies like *Sea Hunt*, *The Undersea World of Jacques Cousteau*, *The Abyss*, and others helped create a fascination with the ocean environment and the desire to explore it.

Nov 11, 2016
FP: truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866



OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

Although initially utilized only by the military and working divers, the manufacturers of snorkeling and SCUBA equipment soon realized that the public market for this specialty equipment held great potential, and by the 1970's SCUBA and snorkel tours were available at oceanic destination resorts around the world.

The real and perceived physical skills required to participate in an immersive underwater adventure were such that, by and large, SCUBA and snorkel participants were limited to younger, more physically fit individuals. However, a strong interest in underwater adventures was always shared by the larger population.

In the early 1980's an entrepreneurial group of submarine engineers recognized the unlimited market for an underwater adventure that would be available to all people, regardless of age or physical abilities. Atlantis Adventures created the Atlantis I, the first true submarine specifically designed to serve the tourist market. The Atlantis I development embodied sophisticated materials, propulsion, energy storage, and control technologies necessary to create a safe underwater experience for its 28 passengers. Atlantis Adventures started their first submarine adventure tour operation in Grand Cayman in the Caribbean in 1986, and has since proceeded to provide underwater experiences to over 11,000,000 passengers in ten locations in the Pacific and the Caribbean.

The Challenge

While a tourist submarine tour provides interesting views of undersea vistas, those views are much like those seen on the television screen. There exists a strong desire on the part of many to personally become immersed in the ocean and be surrounded by the marine environment, like snorkelers and SCUBA divers, but without the physical demands and
danger. Research conducted in Waikiki, Hawaii, a top resort destination in the world, revealed that over 80% of vacationers from both hemispheres would purchase such an experience, if it were available.

To satisfy this pent up demand, what is needed is a technological development similar in scope to the development of the Atlantis submarine.

Ocean Entertainments' **OceanFlyt™** undersea Entertainment System is that development.

The OceanFlyt™ Entertainment System

The OceanFlyt™ Undersea Entertainment System was conceived by engineers and ocean entertainment service providers and marketing specialists with decades of experience in the ocean entertainment, SCUBA and Snorkeling field. The system utilizes advanced technologies to provide a truly safe and effortless real ocean immersion adventure that is enhanced by an individualized learning experience. OceanFlyt™ is the first truly high-tech development to serve the mass ocean entertainment market since the development of the Atlantis tourist submarine 25 years ago.

The centerpiece of the system is the *Dolphinaire* Group Towing Device.

Nov 11, 2016
FP:  truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866

OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	33,333	$300,000	$270,000
Maximum Amount	111,111	$1,000,000	$900,000



Piloted by a dive master - guide, the *Dolphinaire* floats on and moves along the surface of the water. The six guest explorers wear full-face dive masks, and hold on to handrails positioned about 18 inches below the surface. The full-face dive mask overcomes the most common problems associated with first-time underwater experiences: users breathe normally through both nose and mouth: the device does not fog, and the wide seal prevents water from leaking into the mask.

Guests wear specially designed buoyancy vests, that position the body correctly and rendering the users weightless when submerged. The experience begins and ends in waist deep water, for a gentle and non-threatening start and finish. The vehicle positions guests next to each other, with three on each side of the pilot-guide. A state-of-the-art onboard computer system performs a number of functions, under the control of the tour guide. It processes steering commands, setting the proper speed and direction of the vehicle

propulsion system. It also hosts a high quality digital audio system that is connected to waterproof headphones built into the face mask assembly worn by each passenger. While encountering different marine species, the tour guide selects from a series of brief pre-recorded natural history lectures that the computer then provides to each guest in his or her native language. Not only do guests learn about the marine creatures they see, but they will also be educated about environmental responsibility if they choose to explore natural coral reef environments on their own. In addition, the audio system permits interaction with the dive master-guide.

Submerged participants feel weightless, and as the vehicle progresses slowly above the coral reef, guests experience the sensation of flying effortlessly underwater…giving rise to the name of the experience: **OceanFlyt™.**

Nov 11, 2016
FP: truCrowd



Open until: ***02/28/2017***

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866

OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

The Market

A comprehensive study was conducted under the auspices of KPMG of the perception of OceanFlyt™ experience by Eastbound and Westbound visitors to Waikiki Beach in Hawaii. The study revealed the following:

	Eastbound	**Westbound**
"Definitely" or "Most Likely" Do OceanFlyt Experience	86%	88%
Price of Experience Which is "Too Expensive" *	$135	$90
Percentage of Visitors Willing to Pay $85 *	16%	10.5%
*** (Inflation Adjusted)**		

As reflected in the video, there was literally a unanimous high level of satisfaction among the dozens of average people who assisted with the testing of the working prototype *Dolphinaire*. This is true despite the fact that the working prototype used did not include the computer-controlled audio system. There is every reason to expect even higher acceptance and satisfaction levels when the commercial audio entertainment system is included in the experience.

The Business

Ocean Entertainment will basically follow the successful Atlantis Submarines business model, utilizing the OceanFlyt™ Entertainment System to provide ocean adventure experiences to visitors in tropical destination locations worldwide through both company-owned operations and relationships with strategic operating partners.

The Plan

Commercial OceanFlyt™ System

Information acquired through testing of the working prototype will be utilized to finalize the existing preliminary designs for the vehicle and ancillary systems. Software will be developed for interface with the submerged touch screen and the onboard computer for control of all onboard systems including propulsion control, breathing air system control, electrical power generation control, audio education system and verbal communications control, as well as GPS preset operating path control. All mechanical and electrical subsystems will be purchased or manufactured and assembled, including all wiring, air and fuel piping. In addition, the personal buoyancy control and vehicle transport equipment will be fabricated.



Yamaha Inverter Generator - 6300 Watt Mod. EF-6300i SDE
Gast Mfg. Compressor Mod. 7Hdd-10-M760X Two Units
Computer - Dell Mod. t3600
Manchester Tank Mfg. Horiz. Air Receiver 13.3 Gal Capacity
In-line Bilge Blower 4" dia. 24VDC - 235 CFM Rule Mod. 240-24V
Air Dryer - Hankinson Mod. HMD-4
Samlex DC Power Supply 50a @ 24 VDC Mod. SEC-2450 BRM
Minnkota 24 VDC Motor Engine mount style Typ. 2 motors
20 Lb. propane cyl. Typ. 2 tanks
Submersible Touch Screen Vartech Model VT150B4 180 degree swivel mount
In-line Bilge Blower 3" dia. 24VDC - 140 CFM Typ. - 2 units
PLAN VIEW
Pneumatic Lift Cylinder - 2" Bore x 16" stroke Parker Hannefin Series 2A
STARBOARD ELEVATION
STERN ELEVATION

Nov 11, 2016
FP:  truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866

OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

Multi-lingual audio natural history, environmental preservation, and operational safety lectures will be written and pre-recorded, tailored specifically to the operational roll-out venue.

The initial commercial system will be ready for use in approximately 6 months.

OceanFlyt World Rollout Operation

Waikoloa, Island of Hawaii

The continued development of resort facilities as well as the addition of more direct flights from the US Mainland and Asia has led to a thriving annual tourist visitorship to the Big Island of Hawaii. In 2015, 1,500,000 visitors from the US and Asia visited Hawaii Island, with over 80% staying on the Kona-Kohala Coast.



Anaehoomalu Bay, centrally located in the Waikoloa area of the Kohala Coast, is surrounded by a heavy concentration of resort hotels and other types of visitor lodging facilities. The bay is sheltered from the prevalent winds, is of a suitable water depth for the OceanFlyt™ experience, and hosts a thriving marine population.

Economic Projections

Ocean Entertainment plans to scale up to at least 10 tour operations in oceanic destinations during the first five years after funding. Following are the projected economic metrics for the first 3 years.

	Year 1	Year 2	Year 3
Revenues From Tour Operations			
Gross Revenue	$2,977,304	$19,802,264	$35,448,520
Net Revenue	735,640	4,840,128	8,856,418
Investment in Equipment and Pre-operating	819,000	820,000	350,000
General and Administrative Expense	537,200	941,600	1,151,400
Profits (Pre-tax)	$198,440	$3,898,528	$7,705,018
No. of Tour Operations at Year End	1	3	5
Customers Served	29,000	247,000	423,000

Key assumptions for economic projections include:

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866



OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

- Sales price for the experience $85
- Standard commissions paid to tour companies for 90% of OceanFlyt sales
- All operations assumed to involve joint ventures with existing ocean sports tour providers
- 30% profit share with partnering companies with no partner investment
- Operating locations host a minimum one million visitors per year
- 25 days lost per year due to inclement weather
- 83% capacity utilization of Dolphinaire tow vehicles (5 out of 6 positions occupied)
- Logo and memories sales of T-shirts, photos and videos purchased by 15% of participants
- First 6 months of Year 1 spent fabricating Dolphinaires and development of computer   software. Commercial operations commence on seventh month.

Growth Through Outreach

T-+here are many oceanic destination resort locations around the world that offer suitable nearshore conditions in which to conduct OceanFlyt™ tour operations. The Company plans to add a minimum of ten additional operations in those locations over the first five years, focusing on those locations with at least one million annual visitors.

In such locations ocean activities are either being conducted by the resort operators, or by independent service providers. The Hawaii rollout will provide a unique opportunity to showcase the OceanFlyt™ experience to destination resort operators and ocean experience providers, and set the stage for the establishment of both company operations and joint operations with existing service providers.

Environmental Issues

In addition, State of Hawaii is known for having very restrictive governmental control over oceanic activities, in order to prevent destruction of its precious marine environments. OceanFlyt has been approved for use in all Hawaiian waters by the state Department of Boating and Ocean Recreation, the State Division of Oceanic Resources, and the Honolulu Department of Ocean Safety and Lifeguard Training.

The OceanFlyt™ rollout in Hawaii will send a positive signal to authorities in other worldwide jurisdictions.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Nov 11, 2016

FP: truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866



OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(1) **Certainty of Operating Locations**. Because of the current funding status, the company has yet to enter into formal agreements with any site-specific ocean sports providers. Should the company be forced to operate in suitable locations on its own, operating costs will increase to some degree; however, net profits will also increase.

(2) **Availability of Operating Personnel**. A typical OceanFlyt operation will require 15 operating personnel at the start, ramping up to 25 people at full capacity. There is no guarantee that such trainable personnel will be available.

(3) **Non-Operating Days**. Operational economics are based on only 25 days per year of inclement weather, such very strong wind, that would prevent OceanFlyt operations. In some locations there may be more days of bad weather, which would result in lower profitability.

(4) **Continuity of Tourism Traffic**. International tourism has shown consistent growth over decades. However, a prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

(5) **This is a brand-new company.** We were formed in 2014, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

(6) **We compete with other companies.** A number of competitors exist that provide ocean experiences. Currently, no identified competitors exist that are providing our experience.

(7) **We are controlled by our officers and directors.** Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

(8) **The company may need to raise additional money in the future.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

Nov 11, 2016
FP:

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866

OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	33,333	$300,000	$270,000
Maximum Amount	111,111	$1,000,000	$900,000

(9) **It is difficult for us to accurately predict our earnings potential.** Because of our lack of operating history, it is difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward looking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your Investment.

(10) **Our success is dependent on our key personnel.** We believe that our success will depend on the successful recruitment of senior management and key personnel. If we are unable to fill the key positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

(11) **Projections are speculative and are based upon a number of assumptions.** Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our technology, and (iv) anticipated procurement of customers. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

(12) **We may not effectively manage growth.** The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Nov 11, 2016
FP: truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866



OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

(13) We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

(14) The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

(15) The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

(16) If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

(17) Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

(18) Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

Nov 11, 2016
FP: truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866



OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

(19) There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

(20) Business may not grow as planned. The Company's ability to penetrate and expand the market
for its experiences is dependent on its ability to maintain successful relationships with tour companies and travel companies. The Company's underwater experience will represent a small portion of any one of the travel and tour companies' product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize travel and tour companies, other external factors such as the level of demand and product pricing will affect the level of growth. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

(21) You can lose 100% of your investment. Many small business startups like the Company fail.
Ocean Entertainment, Inc. is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

(22) Team risks. Our core strategic team is small, consisting of two co-founders, but several of our key
Pre-operational activities are planned to be outsourced to third parties, though closely managed. The two co-founders have developed a collegial and effective working relationship through nearly 25 years of working together. To mitigate team risk, we will seek to internalize key activities as a direct result of additional financing.

(23) Shares are not guaranteed and could become worthless. The Shares are not guaranteed or
insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

(24) Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of
the Shares will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all 111,111 Shares offered hereby and that the revenue forecasts for the first 12 months are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant
to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

(25) We are relying on certain exemptions from registration. The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases

Nov 11, 2016
FP: truCrowd

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866

Open until: *02/28/2017*

OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

(26) The Shares are restricted securities and a market for such securities may never develop.
Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

(27) We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.
Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.
The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.
Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:
● A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.
● The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
● In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
● Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive –

Nov 11, 2016
FP: truCrowd

Open until: _02/28/2017_

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866



OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

(28) The Offering price is arbitrary. The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

(29) Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

THE OFFERING

9. What is the purpose of this offering?
   The main goal of this funding round is to secure funding for commercialization of tested new ocean entertainment technology.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$300,000**	**$1,000,000**
Less: _Offering Expenses (FP Fees)_	$25,500	$85,000
Net Proceeds	**$274,500**	**$915,000**
Use of Net Proceeds		
Executive and Clerical Salaries and Fringes	$23,000	$220,000
Shop Lab0r and Fringes	$25,400	$90,000
Office Expenses	$13,600	$30,000
Travel and Transportation Expenses	$7,500	$35,000
Web Site Maintenance	$3,000	$20,000
Software Development and Shop Drawings	$90,000	$82,000
Component Purchases and Manufacture	$100,000	$384,000
Ancillary Equipment and Marketing Materials	$12,000	$44,000
Operating Site Improvements	$0	$10,000
Total Use of Net Proceeds	**$274,500**	**$915,000**

Nov 11, 2016
FP: truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866



OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $300,000. After the Minimum Offering Proceeds have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the shares to the newly acquired shareholders. After the shares are properly transferred to the new shareholders, truCrowd will direct the Escrow Agent to release the money to the Company.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

The Company is seeking capital commitments of $300,000 accepting over-subscription up to $1,000,000. The securities being offered hereby consists of Non-Voting Common Stock of the Company, valued at $9.00 per Share.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

Nov 11, 2016
FP:  truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866

OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
No Preferred Stock Outstanding				
			☐ Yes ☐ No	☐ Yes ☐ No Specify:
			☐ Yes ☐ No	☐ Yes ☐ No
Common Stock:				Specify:
	1,000,000	500,000	☑ Yes ☐ No	☐ Yes ☑ No

Nov 11, 2016
FP:

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866

OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	33,333	$300,000	$270,000
Maximum Amount	111,111	$1,000,000	$900,000

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☑ Yes ☐ No

Explain: This offering will consist on non-voting common stock.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

N/A. The company is issuing non-voting common stock.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

VALUATION



Nov 11, 2016
FP:  truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866

OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

Weights
of the 5 methods



Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above mentioned valuation methods are: Scorecard (33%), Check-list (34%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).
The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation was calculated at pre money **$5,625,000.** However, for this offering, the company offers a discount of 20% resulting in a final pre-money valuation of **$4,500,000.**

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Nov 11, 2016
FP:  truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866

OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

23.   What are the risks to purchasers associated with corporate actions including:

☐ **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

☐ **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

☐ **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

☐ **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Founders Loan	$ 170,000	% 1.5	None	Payable from future cash on hand

25.   What other exempt offerings has the issuer conducted within the past three years?

None.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

Nov 11, 2016
FP:  truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866

OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

No. To all four points.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes   ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The company has some Intangible assets that consist of all rights (including a pending patent application) to the Ocean Flight Entertainment System and the related design plans for the Dolphinaire vessel prototype. On December 1, 2015, in exchange for Notes to founding shareholders totaling $170,000 (See Note 4 – Notes Payable to Stockholders) the Company acquired all rights to this technology and, as discussed in Note 1 – Nature of Operations, we intend to commercialize the Ocean Flight Entertainment system utilizing additional capital from a Reg CF crowdfunding offering and other sources which may be available on acceptable terms. See Note 3 at page 26.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Nov 11, 2016
FP:  truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866



OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

♣ MARK W. LEE, CPA

Independent Accountant's Review Report

To the Stockholders and Management
Ocean Entertainment, Inc.
Kaneohe, Hawaii

We have reviewed the accompanying financial statement of Ocean Entertainment, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2015 and the related notes thereto. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is to express and opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to error or fraud.

Accountants' Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures and to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusions

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to this matter.

Mark W. Lee, CPA

Wailuku, HI
July 27, 2016

77 HO'OKELE ST. #102 • KAHULUI, HI • 96732 • 808.757.6442
certified public accountancy ♣ business consulting

Nov 11, 2016
FP: truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866



OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

Ocean Entertainment, Inc.
Balance Sheet
December 31, 2015
(unaudited)

ASSETS

Cash	$ -
Total current assets	-
Intangibles	170,000
Total non-current assets	170,000
TOTAL ASSETS	$ 170,000

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	$ -
	-
Notes to founders	170,000
Total non-current liabilities	170,000
Total liabilities	170,000
Stockholders' Equity	
Retained earnings	$ -
Common stock	
100,000 shares authorized par value $.001, 0 shares issued and outstanding at December 31, 2015	-
Additional paid in capital	-
Total stockholders' equity	0
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 170,000

The Accompanying Notes are an Integral Part of these Financial Statements

Nov 11, 2016
FP:  truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866



OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

Ocean Entertainment, Inc.
Notes to Financial Statements
December 31, 2015
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Ocean Entertainment, Inc. was incorporated on January 16, 2014 ("Inception") in the State of Nevada. The Company's headquarters are located in Kaneohe, Hawaii. The financial statements of Ocean Entertainment, Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company plans to complete the development of a technology known as the Ocean Flight Entertainment System, which provides a unique underwater tourist experience combining elements of scuba diving and tourist submarines. The centerpiece of the technology is the Dolphinaire vessel which will utilize technology and designs recently purchased from the founders of the Company. From inception through December 31, 2015, the Company has not been operational.

Management Plans

The Company's management intends to pursue developmental funding through a Regulation Crowdfunding ("Reg CF") campaign under Title III of the JOBS act of 2012. We plan to fund the completion of the Ocean Flight Entertainment System and interim operations with funding from our Reg CF campaign, additional debt and/or equity financings, and funds from revenue producing should those materialize. If we cannot raise sufficient additional capital to fund our start-up operations as planned, we may cease operations. There are no assurances that we will be able to raise capital on acceptable terms. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Nov 11, 2016
FP:  truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866

OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

Ocean Entertainment, Inc.
Notes to Financial Statements
December 31, 2015
(unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con't)

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace. \
Level 3 - Unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Risks and Uncertainties

The Company has produced no revenue and has no operations. Its plans are contingent on the acquisition of additional equity and/or debt financing and there are no can be no assurance that we will be able to raise capital on terms which would allow us to complete our operational plans

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of three years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Depreciation expense for the years ended December 31, 2015 was $0.

Impairment of Long-Lived assets

Any long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative liabilities rather than as equity.

Nov 11, 2016
FP: truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866



OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

Ocean Entertainment, Inc.
Notes to Financial Statements
December 31, 2015
(unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con't)

Derivative instruments are initially recorded at fair value are then revalued at each reporting date with changes in the fair value reported as non-operating income or expense. When the convertible debt or equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible host instruments are first allocated to the fair value of all the bifurcated derivative instruments. The remaining proceeds, if any, are then allocated to the convertible instruments themselves, usually resulting in those instruments being recorded at a discount from their face value.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Revenue Recognition

The Company will recognize revenues from product sales when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. As of the date of this report, the Company has not yet commenced revenue generating activities. To date, revenue producing activities have not yet commenced.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 "Share-Based Payment". Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 "Equity." The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company is a Corporation taxed under US Federal and Hawaii tax laws. The Company's tax returns for 2015 (initial year filings) will be the within statutory review period by taxing authorities for three years subsequent to the date they are initially filed.

Nov 11, 2016
FP: truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866



OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

Ocean Entertainment, Inc.
Notes to Financial Statements
December 31, 2015
(unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con't)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In November 2015, the FASB issued ASU No. 2015-17, "Income Taxes: Balance Sheet Classification of Deferred Taxes", which requires deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position. ASU 2015-17 will align the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards. The new standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INTANGIBLES

Intangible assets consist of all rights (including a pending patent application) to the Ocean Flight Entertainment System and the related design plans for the Dolphinaire vessel prototype. On December 1, 2015, in exchange for Notes to founding shareholders totaling $170,000 (See Note 4 – Notes Payable to Stockholders) the Company acquired all rights to this technology and, as discussed in Note 1 – Nature of Operations, we intend to commercialize the Ocean Flight Entertainment system utilizing additional capital from a Reg CF crowdfunding offering and other sources which may be available on acceptable terms.

NOTE 4 – NOTES PAYABLE TO STOCKHOLDERS

On December 1, 2015, in exchange for the rights to develop certain technology which had been previously designed and researched by the Company's founders, we executed two Promissory Notes totaling $170,000 in favor of those founders. The Notes, which are payable anytime at the option of the Company bear no interest and are classified as non-current in the accompanying balance sheet.

Nov 11, 2016
FP: truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866



OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

Ocean Entertainment, Inc.
Notes to Financial Statements
December 31, 2015
(unaudited)

NOTE 5 – COMMITMENTS AND CONTINGENCIES

There is no known pending or threatened litigation involving the Company or its management and we are unaware of any matters which would require disclosure under ASC 440 or ASC 450

NOTE 6 – EQUITY

As of December 31, 2015 the Company has not issued any of the 100,000 shares of common stock authorized.

NOTE 7 – SUBSEQUENT EVENTS

Crowdfunding Offering

Management intends, during the second half of 2016, to pursue a Title III equity crowdfunding offering under Reg CF. As of July 27, 2016 we have not engaged a funding portal nor finalized the terms of the offering.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their ☐predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

Nov 11, 2016
FP:  truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866

OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i)   at the time of the filing of this offering statement bars the person from:
(A)   association with an entity regulated by such commission, authority, agency or officer?
☐ Yes ☑ No
(B)   engaging in the business of securities, insurance or banking?
☐ Yes ☑ No
(C)   engaging in savings association or credit union activities?
☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

Nov 11, 2016
FP: truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866



OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	33,333	$300,000	$270,000
Maximum Amount	111,111	$1,000,000	$900,000

If Yes to any of the above, explain:

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If Yes, explain:

Nov 11, 2016
FP: truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866



OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,333**	**$300,000**	**$270,000**
Maximum Amount	**111,111**	**$1,000,000**	**$900,000**

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

    (1)   any other material information presented to investors; and
    (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30 of each year (120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: oceanflyt.com

The issuer must continue to comply with the ongoing reporting requirements until:

    (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5)   the issuer liquidates or dissolves its business in accordance with state law.

<p align="center">*   *   *   *   *</p>

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7

Nov 11, 2016
FP: truCrowd

Open until: *02/28/2017*

Ocean Entertainment, Inc.
44-150 Kou Place, Suite 2
Kaneohe, Hawaii 96744
800-366-0866



OFFERING STATEMENT

33,333 Class "B" Common Shares Non-Voting at $9.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	33,333	$300,000	$270,000
Maximum Amount	111,111	$1,000,000	$900,000

U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

     10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

     (a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

     (1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

     (2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year;
and

     (3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

     (b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days